SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GRGS Av. Graça Aranha, nº 26, 4º floor. 20030-900 Rio de Janeiro - RJ RCA 1023, of 06.20.2024 DEL-112 of 06.20.2024

CERTIFICATE

MINUTES OF THE THOUSAND AND TWENTY-THIRD MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

It is hereby certified, for all due purposes, that the 1023rd meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on 06.20.2024, at 9:00 am, at the central office of Eletrobras, located at Avenida Graça Aranha, nº 26, 3rd floor, Centro, Rio de Janeiro – RJ, as called by the Chairman of the Board of Directors, under the terms of article 25, §4, of the Company's Bylaws. The meeting ended at 4:20 pm on the same day. Board Member VICENTE FALCONI CAMPOS (VFC) took over the presidency of the work. The Board Members ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL) participated in person. There was no record of absence. The meeting was attended by the Vice-President of Governance, Risks, Compliance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA), the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) and the Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTION: The support material was made available to Board Members through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As prescribed in art. 25, caput, of the Eletrobras Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was convened with the presence of nine members, in compliance with the minimum quorum for installation of five members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the occasion of the deliberation. The prior declaration of conflict of interests by the Board Member and/or his/her momentary absence from the conclave results in his/her being subtracted for the purposes of calculating the respective minimum deliberation quorum.

DEL 112, dated 06/20/2024. Change to Appendix II of the Eletrobras Indemnity Policy. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in a decision by the Executive Board, in the supporting material and in the documents below, based on the favorable opinion issued by the Legal Affairs Support Committee in its 29th meeting held on 06/19/2024 and in the favorable opinion issued by the People Committee at its 65th meeting held on 06/19/2024, DELIBERED:

1. Approve Edition 2.0 of the Indemnity Policy, with the revision of item 2 of Appendix II to adapt the expected start date of the Term of Adhesion to the statutory provision, as described below:

IN:

2. Initially, the Parties agree that, for the purposes of the Agreement, “Coverage Period” means the period beginning on the date of signature of this Adhesion Term and ending upon the occurrence of a Beneficiary Vacancy Event.

FOR:

2. Initially, the Parties agree that, for the purposes of the Agreement, “Coverage Period” means the period beginning on the date the Beneficiary takes office in the statutory position subject to indemnity or, in the case of an employment relationship, the date the position begins subject to indemnity, and terminated upon the occurrence of a Beneficiary Vacancy Event.

2. Approve the addition to the terms of adhesion signed based on DEL-193, dated 11/24/2023, with the aim of incorporating the adjustment reflected in item 1 above, along the lines of the attached draft;

GRGS Av. Graça Aranha, nº 26, 4º floor. 20030-900 Rio de Janeiro - RJ RCA 1023, of 06.20.2024 DEL-112 of 06.20.2024

3. Authorize VGR to prepare, publish internally and periodically update an explanatory booklet aimed at beneficiaries of the indemnity contract, containing the main characteristics, requirements, procedures and objectives of the indemnity benefit.

➢	Approval quorum: Unanimity

DEL 114, dated 06/20/2024. Risk Management and Internal Controls Policy - edition 7.0. RES 308, of 06/11/2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in a decision by the Executive Board, in the supporting material and in the documents below, based on the favorable opinion issued by the Statutory Audit and Risk Committee at its 335th meeting on 06/19/2024, RESOLVED:

1. Approve edition 7.0 of the Risk Management and Internal Controls Policy.

➢	Approval quorum: Unanimity

Closing and drawing up of the minutes certificate: It is recorded that the material pertinent to the items resolved at this Meeting of the Board of Directors is archived at the Company's headquarters. As there was nothing further to discuss about DELs-112 and 114/2024, the Chairman VFC closed the related work and ordered the Secretary of Governance to draw up this Certificate which, after read and approved, will be signed by the same Secretary. The other deliberations taken at this meeting were omitted from this certificate, as they concern purely internal interests of the Company, a legitimate precaution, supported by the Administration's duty of secrecy, in accordance with the “caput” of article 155 of the Corporations Law, standing , therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. You are present: Chairman VICENTE FALCONI CAMPOS. Board Members ANA SILVIA CORSO MATTE, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, June 27, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.